

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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MAR 1 2 2003
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEW Securities, Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

World Trade Center East, Two Seaport Lane
(No. and Street)

Boston (City) Massachusetts (State) 02210-2021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Finnegan 617-261-9324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Finnegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEW Securities Limited Partnership, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title



Notary Public

JULIE A. SILVA
NOTARY PUBLIC
My commission expires Sept. 6, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2002 Financial Statements

AEW Securities Limited Partnership

Financial Statements For the Year Ended December 31, 2002

Pursuant to Securities and Exchange Commission
Rule 17a-5(d)
FOCUS Annual Report

AEW SECURITIES LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

For the year ended December 31, 2002

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of AEW Securities Limited Partnership:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of AEW Securities Limited Partnership (the "Partnership") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of AEW Securities Limited Partnership:

In planning and performing our audit of the financial statements and supplemental schedules of AEW Securities Limited Partnership (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2002

ASSETS

Assets:	
Cash and cash equivalents (Note 2)	$ 7,846
Other assets	2,538
Total assets	**$10,384**

LIABILITIES AND CAPITAL

Liabilities:	
Accounts payable	$ 150
Total liabilities	150
Partners' Capital:	
General partner – contributions	$ 765
Limited partner – contributions	120,235
Retained earnings	(110,766)
Total partners' capital	10,234
Total liabilities and partners' capital	**$ 10,384**

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF OPERATIONS

For the year ended December 31, 2002

Revenues:	
Interest income	$ 99
Total revenues	99
Expenses:	
Professional fees	10,693
Insurance	600
Other expenses	3,760
Total expenses	15,053
Net loss	**$ (14,954)**

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL

For the year ended December 31, 2002

	GENERAL PARTNER	LIMITED PARTNER	TOTAL
Partner's capital – December 31, 2001	$ (204)	$ 10,392	$ 10,188
Contributions		15,000	15,000
Net loss	(150)	(14,804)	(14,954)
Partner's capital - December 31, 2002	$ (354)	$ 10,588	$ 10,234

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (14,954)
Decrease in other assets	383
Net cash used by operating activities	(14,571)
Cash flows from financing activities:	
Contributions by Limited Partner	15,000
Net cash from financing activities	15,000
Net Increase in cash and cash equivalents	429
Cash and cash equivalents - beginning of period	7,417
Cash and cash equivalents - end of period	$ 7,846

The accompanying notes are an integral part of the financial statements.

AEW SECURITIES LIMITED PARTNERSHIP

Notes to Financial Statements

1. Nature of the Partnership's Business:

AEW Securities Limited Partnership ("Partnership"), a Massachusetts Limited Partnership, was organized in July 1992. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The General Partner of the Partnership is AEW Capital Management, Inc. (the "GP") and the Limited Partner of the Partnership is AEW Capital Management, L.P. ("AEW Capital Management"), both of which are wholly-owned subsidiaries of CDC IXIS Asset Management North America, LP. The Partnership provides for allocation of net income or net loss, and distributions to the partners in accordance with their respective ownership percentages.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash.

Income Taxes

No provision for income taxes is recognized in the accompanying financial statements since the income or loss of the Partnership accrues to and is reportable by the individual partners of the Partnership.

Risks and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Related Parties:

The Limited Partner of the Partnership, AEW Capital Management, provides certain services, office facilities and personnel necessary for the Partnership to conduct its business. While the Partnership reimburses AEW Capital Management for the services provided, the costs incurred by the Partnership may not necessarily be the same if an unrelated third party provided such services.

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as those terms are defined, whichever is greater. Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2002, the Partnership had net capital of $7,846 a minimum net capital requirement of $5,000 and a ratio of 1.95% of aggregate indebtedness to net capital.

AEW SECURITIES LIMITED PARTNERSHIP

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

DECEMBER 31, 2002

Aggregate indebtedness:	
Total liabilities	$ 150
Aggregate indebtedness	150
Net capital:	
Credit items:	
Total assets	10,384
Debit items:	
Other assets	(2,538)
Accounts payable	(150)
Net capital	$ 7,696
Net capital requirements:	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Net capital in excess of requirement	2,696
Net capital as above	$ 7,696
Percentage of aggregate indebtedness to net capital	1.95%

There are no differences between the amounts reported above and those amounts reported in AEW Securities Limited Partnership's unaudited Form X-17A-5, Part IIA filed for the year ended December 31, 2002.

AEW SECURITIES LIMITED PARTNERSHIP

Statement of Exemption Pursuant to Rule 15c3-3
December 31, 2002

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k) (3). During the year ended December 31, 2002, the Partnership was in compliance with the conditions for the exemption.

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of AEW Securities Limited Partnership:

In planning and performing our audit of the financial statements of AEW Securities Limited Partnership (the "Partnership") for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c 3-3.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned

objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 21, 2003

Report of Independent Accountants

To the Board of Directors of AEW Securities Limited Partnership

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in partners' capital and cash flows present fairly, in all material respects, the financial position of AEW Securities Limited Partnership (the "Partnership") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 21, 2003

END